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I, Mike Anderson, VP, Information Services for The Home Depot, grant permission to Optio Software to print the application overview below, as provided, in their S-1 registration document. All information provided is complete and accurate.

Signature: /s/ Mike Anderson
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Date:   12/3/99
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CUSTOMER: The Home Depot

APPLICATION:

Founded in 1978 in Atlanta, Georgia, The Home Depot is North America's largest home improvement retailer, with 860 stores in the United States and Canada and with plans to operate over 1,300 stores by the end of fiscal 2001. The Home Depot is credited as being the leading innovator in the home improvement industry, and has been ranked by Fortune magazine as America's Most Admired Retailer for four consecutive years. In a company-wide initiative to improve customer service, Home Depot wanted to decrease customer transaction time and ensure customer satisfaction through the delivery of accurate, legible special order documents while focusing on internal process improvements by eliminating manual procedures for gathering and entering key information. Our solutions are being used in over 800 stores in the United States and Latin America to produce customized Special Order Forms, eliminating handwritten orders. As a result, the company has improved internal efficiencies due to streamlined processes; lowered costs by eliminating need for pre-printed special order forms; improved customer service with decreased customer transaction time; leveraged existing hardware technology and streamlined migration to internationalized systems.